November 20, 2009

Justin Dobbie, Esq.

Attorney Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Dear Mr. Dobbie:

We would like to request an additional extension of our response to your letter dated October 27, 2009 in regards to your comments on Center Financial Corporation’s Form 10-K for the fiscal year ended December 31, 2008, Form 10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009 and Form 8-K filed on May 1, 2009.

Due to scheduling issues with our independent accountants, we were not able to complete the response by November 20, 2009 as originally anticipated. We will furnish our response by December 4, 2009.

We appreciate your understanding. If you should have any questions or require any further information, please feel free to contact me.

Sincerely,

/s/ Lonny D. Robinson
Lonny D. Robinson
Executive Vice President & Chief Financial Officer

Center Financial Corporation

213-401-2311

lonnyr@centerbank.com

cc: Nikki Wolontis, Esq.